UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 13)

Western Asset/Claymore Inflation-Linked Opportunities & Income Fund (WIW)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

95766R104

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 95766R104

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  1,767,497

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  1,767,497

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

1,767,497

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

2.89%

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 13 ("Amendment No. 13") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D as specifically set forth.

Item 3. Source and Amount of Funds or Other Considerations.

Item 3 is hereby amended as follows:

KIM, an independent investment advisor, has accumulated 1,767,497 shares of WIW on behalf of accounts that are managed by KIM (the "Accounts") under limited powers of attorney, which represents 2.89% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

Item 4 is hereby amended as follows:

A) KIM has purchased shares for investment purposes. Being primarily a conservative, fixed income manager, with a specialty focus in the closed end sector, the profile of WIW fit the investment guidelines for various accounts.

B) On May 19, 2008, KIM came to an agreement with Walter Baer to present Mr. Baer's shareholder proposal at the Annual Meeting of shareholders on May 27, 2008. (See Item 6)

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a) As of the date of this Report, KIM represents beneficial ownership of 1,767,497 shares or 2.89% of the outstanding shares. Sophie Karpus presently owns 1,030 shares purchased on May 24, 2005 at $12.60 (170 shares), May 26, 2005 at $12.60 (170 shares), June 24, 2005 at $12.63 (420 shares), June 27, 2005 at $12.66 (170 shares), August 24, 2005 at $12.50 (180 shares), August 25, 2005 at $12.55 (415 shares), August 31, 2005 at $12.59 (165 shares), September 1, 2005 at $12.56 (85 shares), September 2, 2005 at $12.56 (170 shares), September 6, 2005 at $12.53 (170 shares), September 12, 2005 at $12.58 (165 shares), September 15, 2005 at $12.51 (40 shares), February 17, 2006 at $11.90 (10 shares), December 12, 2006 at $11.64 (25 shares), December 13, 2006 at $11.59 (150 shares) and December 15, 2006 at $11.54 (55 shares). Ms. Karpus sold 25 shares at $11.91 on May 17, 2007, January 7, 2008 at $12.15 (75 shares), January 8, 2008 at $12.10 (25 shares), January 9, 2008 at $12.11 (25 shares), January 11, 2008 at $12.00 (100 shares), January 14, 2008 at $12.04 (100 shares), January 15, 2008 at $12.10 (50 shares), January 16, 2008 at $12.12 (100 shares), January 17, 2008 at $12.14 (75 shares), January 18, 2008 at $12.12 (85 shares), January 22, 2008 at $12.13 (170 shares), January 23, 2008 at $12.26 (60 shares), January 24, 2008 at $12.27 (85 shares), January 31, 2008 at $12.31 (25 shares), February 5, 2008 at $12.37 (125 shares), Feruary 6, 2008 at $12.40 (150 shares), February 8, 2008 at $12.31 (75 shares), February 11, 2008 at $12.40 (25 shares), February 13,2008 at $12.29 (50 shares), February 26, 2008 at $12.14 (70 shares), and on February 27, 2008 at $12.22 (35 shares). Karpus Investment Management Profit Sharing Plan currently owns 5,605 shares purchased on May 24, 2005 at $12.60 (170 shares), May 26, 2005 at $12.58 (170 shares), June 24, 2005 at $12.63 (420 shares), June 27, 2005 at $12.66 (170 shares), August 24, 2005 at $12.50 (180 shares), August 25, 2005 at $12.55 (415 shares), August 26, 2005 at $12.56 (165 shares), August 29, 2005 at $12.53 (415 shares), September 1, 2005 at $12.56 (250 shares), September 2, 2005 at $12.56 (335 shares), September 6, 2005 at $12.53 (170 shares), September 12, 2005 at $12.58 (165 shares), September 13, 2005 at $12.59 (170 shares), September 14, 2005 at $12.57 (125 shares), September 15, 2005 at $12.51 (60 shares), January 19, 2006 at $12.01 (550 shares), April 26, 2006 at $11.46 (500 shares), August 28, 2006 at $11.69 (1,400 shares), December 21, 2006 at $11.48 (550 shares) and December 28, 2006 at $11.53 (1,400 shares). The Plan sold 100 shares at $11.91 on May 17, 2007, 25 shares on June 7, 2007 at $11.71, June 8, 2007 at $11.64 (25 shares), January 7, 2008 at $12.15 (250 shares), January 8, 2008 at $12.10 (75 shares), January 9, 2008 at $12.11 (75 shares), January 11, 2008 at $12.00 (350 shares), January 14, 2008 at $12.04 (350 shares), January 15, 2008 at $12.10 (150 shares), January 16, 2008 at $12.12 (350 shares), January 17, 2008 at $12.14 (250 shares), January 18, 2008 at $12.12 (75 shares) and on January 31, 2008 at $12.31 (100 shares). George W. Karpus presently owns 1,160 shares purchased on May 26, 2005 at $12.58 (170 shares), June 27, 2005 at $12.66 (170 shares), August 24, 2005 at $12.50 (180 shares), August 25, 2005 at $12.55 (415 shares), August 31, 2005 at $12.59 (165 shares), September 1, 2005 at $12.56 (85 shares), September 2, 2005 at $12.56 (170 shares), September 12, 2005 at $12.58 (165 shares), September 14, 2005 at $12.57 (125 shares), September 15, 2005 at $12.51 (40 shares), February 8, 2006 at $11.99 (25 shares), February 9, 2006 at $11.99 (25 shares), February 15, 2006 at $11.87 (50 shares), February 16, 2006 at $11.86 (50 shares), February 17, 2006 at $11.90 (30 shares), March 27, 2006 at $11.71 (735 shares) and June 19, 2006 at $11.34 (580 shares). Mr. Karpus sold 50 shares at $11.91 on May 17, 2007, 220 shares on January 18, 2008 at $12.12, January 22, 2008 at $12.13 (620 shares), January 23, 2008 at $12.26 (220 shares), January 24, 2008 at $12.27 (320 shares), January 31, 2008 at $12.31 (25 shares), February 8, 2008 at $12.32 (175 shares), February 11, 2008 at $12.40 (50 shares), February 12, 2008 at $12.36 (25 shares), February 13, 2008 at $12.29 (75 shares), February 26, 2008 at $12.14 (160 shares), and on February 27, 2008 at $12.22 (80 shares). Karpus Investment Management Defined Benefit Plan presently owns 2,870 shares purchased on May 26, 2005 at $12.58 (170 shares), June 27, 2005 at $12.66 (170 shares), August 24, 2005 at $12.50 (180 shares), August 25, 2005 at $12.55 (415 shares), August 26, 2005 at $12.56 (165 shares), August 29, 2005 at $12.53 (415 shares), September 1, 2005 at $12.56 (250 shares), September 2, 2005 at $12.56 (335 shares), September 6, 2005 at $12.53 (170 shares), September 12, 2005 at $12.58 (165 shares), September 13, 2005 at $12.59 (170 shares), September 14, 2005 at $12.57 (125 shares), September 15, 2005 at $12.51 (60 shares), February 7, 2006 at $12.00 (25 shares), February 8, 2006 at $11.99 (100 shares), February 9, 2006 at $11.99 (200 shares), February 10, 2006 at $11.99 (100 shares), February 14, 2006 at $11.88 (200 shares), February 15, 2006 at $11.87 (200 shares), February 16, 2006 at $11.86 (150 shares), February 17, 2006 at $11.90 (115 shares), and on August 23, 2006 at $11.76 (2,520 shares). The Defined Benefit Plan sold 75 shares at $11.91 on May 17, 2007, 25 shares on June 7, 2007 at $11.71, 25 shares on June 8, 2007 at $11.64, 125 shares on January 7, 2008 at $12.15, 25 shares on January 8, 2008 at $12.10, 25 shares on January 9, 2008 at $12.11, 150 shares on January 11, 2008 at $12.00, 150 shares on January 14, 2008 at $12.04, 75 shares on January 15, 2008 at $12.10, 150 shares on January 16, 2008 at $12.12, 125 shares on January 17, 2008 at $12.14, 195 shares on January 18, 2008 at $12.12, January 22, 2008 at $12.13 (450 shares), January 23, 2008 at $12.26 (160 shares), January 24, 2008 at $12.27 (245 shares), January 31, 2008 at $12.31 (75 shares), February 5, 2008 at $12.37 (325 shares), February 6, 2008 at $12.40 (450 shares), February 8, 2008 at $12.32 (200 shares), February 11, 2008 at $12.40 (75 shares), February 13, 2008 at $12.31 (125 shares), February 26, 2008 at $12.14 (190 shares), and on February 27, 2008 at $12.22 (90 shares). Cody B. Bartlett Jr. presently owns 0 shares purchased on January 10, 2006 at $12.02 (25 shares), April 17, 2006 at $11.43 (10 shares), and on August 29, 2006 at $11.69 (22 shares). Mr. Bartlett sold 7 shares at $11.67 on February 27, 2007, 23 shares at $11.84 on October 26, 2007, and 27 shares at $12.26 on April 10, 2008. None of the other principals of KIM presently own shares of WIW.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases or dispositions:

 Date Shares Price Per Share
 3/17/2008  (640)  $11.96
 3/19/2008  710   $12.00
 3/20/2008  60   $12.00
 3/20/2008  (1,255)  $12.05
 3/25/2008  570   $11.96
 3/25/2008  (2,000)  $11.98
 3/27/2008  (215)  $11.94
 3/31/2008  4,355   $12.03
 4/4/2008  (625)  $12.15
 4/7/2008  (260)  $12.16
 4/10/2008  (3,102)  $12.22
 4/15/2008  70   $12.16
 4/18/2008  (120)  $12.08
 4/21/2008  (215)  $12.16
 4/23/2008  (155)  $12.21
 4/28/2008  525   $11.98
 4/29/2008  (450)  $12.06
 5/6/2008  300   $12.21
 5/8/2008  700   $12.24
 5/9/2008  (100)  $12.31
 5/12/2008  (86,545)  $12.42
 5/13/2008  (19,605)  $12.37
 5/16/2008  3,100   $12.36
 5/16/2008  (22,550)  $12.34
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

A) There are no contracts, arrangements, understandings, or relationships with respect to securities of WIW of any kind among the Principals of KIM and Kim, or between any of the Principals and KIM and any other person, with respect to any WIW securities.

B) On May 19, 2008, KIM and Walter Baer, an individual shareholder of WIW, agreed to have a KIM representative who would be present at the May 27, 2008 annual meeting of shareholders of WIW (the "Annual Meeting"), present Mr. Baer's shareholder proposal at the Annual Meeting, in order to fulfill the WIW requirement that all shareholder proposals must be presented in person at the Annual Meeting by a WIW shareholder. Pursuant to Rule 13d-4 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "1934 Act"), KIM disclaims that it is a beneficial owner of any securities of Mr. Baer. KIM disclaims that it is a member of a "group" as defined in Section 13(d)(3) of the 1934 Act inasmuch as Kim and Mr. Bear have not acted, and will not act, as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of WIW. The agreement to present the shareholder proposal of Mr. Baer will terminate immediately upon presentation of Mr. Baer's shareholder proposal at the Annual Meeting.

Item 7. Materials to be Filed as Exhibits.

Item 7 is hereby amended as follows:

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Cody B. Bartlett Jr., CFA
Title:   Investment Strategist
Date:   May 20, 2008